Exhibit 99.3

Independence Realty Trust ANNOUNCES DEFINITIVE MERGER AGREEMENT to Acquire TRADE STREET RESIDENTIAL

PHILADELPHIA, PA and AVENTURA, FL, May 11, 2015 – Independence Realty Trust, Inc. (“IRT”) (NYSE MKT: IRT) and Trade Street Residential, Inc. (“Trade Street”) (NASDAQ: TSRE) jointly announced that IRT and TSRE have signed a definitive merger agreement pursuant to which IRT has agreed to acquire all of the outstanding common stock of Trade Street for a mix of cash and stock, creating a leading, regional market focused, multifamily REIT.

Under the terms of the definitive merger agreement, IRT will pay each Trade Street stockholder $3.80 in cash and 0.4108 of newly issued IRT common stock, subject to adjustment as described below. Based on the agreed upon “Reference Price” of $9.25 for IRT shares, this offer represents the equivalent of $7.60 in value to Trade Street stockholders. The transaction is expected to close in the third quarter of 2015, subject to customary closing conditions including the approval of both IRT and Trade Street stockholders.

Upon consummation of the merger, IRT will significantly increase its scale and improve the quality of its portfolio while accelerating its market penetration in key regional markets and realizing immediate financial benefits.

•	Increased scale – IRT’s number of properties will increase from 31 to 50* resulting in a 55% increase in units to 14,044*. The combined scale will provide an enhanced platform to continue to pursue accretive acquisitions and transformational opportunities.

•	Improved portfolio quality – the addition of Trade’s Street’s high-quality Class A apartment communities will reduce IRT’s average property age from 25 years to 20 years while improving average base rents, occupancy levels and operating margins on the expanded platform.

•	Accelerates market penetration – the addition of Trade Street’s highly-complementary portfolio will expand IRT’s geographic diversity into targeted regions in eight new markets, and also enhance IRT’s presence in three existing markets, to create a leading non-gateway multifamily platform in select regional markets in the United States.

•	Immediate financial benefits – the transaction is expected to be accretive to 2016 Core FFO and AFFO per share, with meaningful identified run-rate cost savings and NOI upside from value-add capex. Additionally, with a stronger balance sheet and lower cost of capital, IRT will be better positioned to drive future growth and increase its current quarterly dividend.

* Pro forma for IRT’s acquisition of 236-unit multifamily property in Indianapolis, Indiana on May 1, 2015.

Upon completion of the transaction, Scott Schaeffer will continue to serve as Chairman and CEO of IRT. Mack Pridgen, Chairman of Trade Street, and Richard Ross, CEO of Trade Street, will join IRT’s board of directors, which will be expanded from five members to seven members.

Scott Schaeffer, Chairman and CEO of IRT, stated, “We are pleased to announce the acquisition of Trade Street, which will accelerate our expansion strategy and significantly strengthen our position as a leading regional multifamily operator across select target markets in the United States. This high quality portfolio of luxury, class A apartment communities will immediately increase our average occupancy levels and average base rents, and we have additional value-creating opportunities in progress to drive further improvement in our operating results. We also expect to generate increased operating efficiencies and achieve synergies on our larger platform which should result in stronger margins and cash flows. Upon completion of the deal, our expanded business will be even better situated to continue to pursue accretive acquisitions and transformational opportunities to create additional shareholder value.”

Richard Ross, CEO of Trade Street, commented, "Building on our successful accomplishments since our IPO in May 2013, we are also pleased to have reached this agreement with IRT. We believe our combined business will be better positioned to further expand our modern portfolio of well-located apartment communities and capitalize on the improving fundamentals in our attractive markets across the Southeast and Texas.”

The transaction has been approved by the board of directors of both IRT and Trade Street. In addition, in connection with the merger agreement, RAIT Financial Trust (NYSE: RAS), which, with is affiliates and subsidiaries, collectively own approximately 23% of IRT’s commons stock, has entered into a voting agreement pursuant to which it has committed to support the transaction. Also in connection with the merger agreement, certain affiliates of Senator Investment Group LP and Monarch Alternative Capital LP, which own approximately 25.4% and 23.0%, respectively, of Trade Street’s common stock, have entered into voting agreements pursuant to which they have committed to support the transaction. Under the definitive merger agreement, IRT’s shares of common stock have been valued at the Reference Price of $9.25 per share, representing a fixed exchange ratio of 0.4108 shares of IRT’s common stock for each share of Trade Street common stock. The Reference Price represents a 1% premium to the 45-day VWAP of IRT’s stock price. Based on the Reference Price, IRT expects to issue approximately 16.1 million shares of IRT common stock and OP units to Trade Street common stockholders and unit holders.

IRT has secured $500 million of committed financing for this transaction.

IRT has the option to increase the cash portion of the consideration from $3.80 per share of Trade Street common stock up to $4.56 per share of Trade Street common stock with a corresponding decrease in the stock portion of the merger consideration as provided for under the terms of the merger agreement, in which case the exchange ratio will be adjusted to reflect the new consideration mix.

Upon completion of the merger, the company will retain the Independence Realty Trust name and will trade under the ticker symbol IRT (NYSE MKT). Following the close of the transaction, the combined company's corporate headquarters will be located in Philadelphia, PA.

Deutsche Bank acted as exclusive financial advisor, and Pepper Hamilton acted as legal advisor to Independence Realty Trust. JP Morgan acted as exclusive financial advisor and Morrison & Foerster LLP and Venable LLP acted as legal advisors to Trade Street Residential.

About Independence Realty Trust, Inc.

Independence Realty Trust, Inc. (NYSE MKT: IRT) is a real estate investment trust that seeks to own well-located apartment properties in non-gateway markets that support strong occupancy and the potential for growth in rental rates. IRT seeks to provide stockholders with attractive risk-adjusted returns, with an emphasis on distributions and capital appreciation. Subsidiaries of RAIT Financial Trust (NYSE: RAS) serve as IRT’s external advisor and property manager and RAIT affiliates collectively own approximately 23% of IRT’s outstanding common stock.

About Trade Street Residential, Inc.

Trade Street Residential, Inc. is a vertically integrated and self-managed real estate investment trust focused on acquiring, owning, operating and managing conveniently located, garden-style and mid-rise apartment communities in mid-sized cities and suburban submarkets of larger cities primarily in the southeastern United States, including Texas.

Important Information Will be Filed with the SEC

IRT plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction. IRT and Trade Street plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about IRT, Trade Street, the transaction and related matters. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by IRT and Trade Street through the web site maintained by the SEC at www.sec.gov or by phone, email or written request by contacting the investor relations department of IRT or Trade Street at the following:

IRT	Trade Street
Cira Centre	19950 W. Country Club Drive
2929 Arch Street, 17th Floor	Suite 800
Philadelphia, PA 19104	Aventura, Florida 33180
Attention: Investor Relations	Attention: Investor Relations
215-243-9000	786-248-6099
aviroslav@irtreit.com	ir@trade-street.com

IRT and Trade Street, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding the directors and executive officers of IRT is contained in IRT's Form 10-K for the year ended December 31, 2014 and its proxy statement filed on April 7, 2015, which are filed with the SEC. Information regarding Trade Street’s directors and executive officers is contained in Trade Street's Form 10-K/A for the year ended December 31, 2014, which is filed with the SEC. A more complete description will be available in the Registration Statement and the Joint Proxy Statement/Prospectus.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as "may," “trend”, "will," "expect," "intend," "anticipate," "estimate," "believe," "continue," “seek” or other similar words. Because such statements include risks, uncertainties and contingencies, actual results may differ materially from the expectations, intentions, beliefs, plans or predictions of the future expressed or implied by such forward-looking statements. These risks, uncertainties and contingencies include, but are not limited to, those disclosed in IRT’s filings with the Securities and Exchange Commission. IRT undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as may be required by law.

Independence Realty Trust, Inc.

Investor Relations

Andres Viroslav

215-243-9000
aviroslav@irtreit.com

Trade Street Residential, Inc.

Investor Relations

Stephen Swett

786-248-6099

ir@trade-street.com